

Mail Stop 3561

February 18, 2016

Via E-mail
Joseph Marchal
Chief Executive Officer
Star Mountain Resources, Inc.
605 W. Knox Rd., Suite 202
Tempe, Arizona 85284

> **Re: Star Mountain Resources, Inc.**
> **Form PRE 14C**
> **Filed January 25, 2016**
> **File No. 000-54405**

Dear Mr. Marchal:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. It appears your Amended and Restated Bylaws include a fee-shifting provision in Article VII, Sec. 10, and your Amended and Restated Articles of Incorporation include a similar fee-shifting provision in Article IV, Sec. 7. Please revise your proxy statement to discuss the fee-shifting provisions. In this regard, please address the types of actions subject to fee-shifting, including whether you intend to apply it to claims under the federal securities laws; the level of recovery required by the plaintiff to avoid payment; who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses); and who would be allowed to recover (e.g., company, directors, officers, affiliates).

2. We also note the waiver of the right to trial by jury in Article IV, Sec. 7 of the Amended and Restated Articles of Incorporation. Please revise the proxy to address the impact and enforceability of this provision.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Lazarus Rothstein, Esq.
       Legal & Compliance, LLC